UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

                   Global Crossing Airlines Group Inc.

(Name of Issuer)

                 Common Stock, par value $0.001

(Title of Class of Securities)

     37960G401

(CUSIP Number)

     March 7, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 37960G401

1. Names of Reporting Persons. Red Oak Partners, LLC
2. Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization. Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,182,553
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,182,553
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,182,553
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 6.3%
12. Type of Reporting Person (See Instructions) OO

13G

CUSIP No. 37960G401

1. Names of Reporting Persons. The Red Oak Fund, LP
2. Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,324,037
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,324,037
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,324,037
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 3.8%
12. Type of Reporting Person (See Instructions) PN

13G

CUSIP No. 37960G401

1. Names of Reporting Persons. The Red Oak Long Fund, LP
2. Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 858,516
7. Sole Dispositive Power 0
8. Shared Dispositive Power 858,516
9. Aggregate Amount Beneficially Owned by Each Reporting Person 858,516
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 2.5%
12. Type of Reporting Person (See Instructions) PN

13G

CUSIP No. 37960G401

1. Names of Reporting Persons. David Sandberg
2. Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,182,553
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,182,553
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,182,553
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 6.3%
12. Type of Reporting Person (See Instructions) IN

13G

CUSIP No. 37960G401

ITEM 1.

(a) Name of issuer:

Global Crossing Airlines Group Inc. (the “Issuer”)

(b) Address of Issuer's Principal Executive Offices:

4200 NW 36th Street, Building 5A

Miami International Airport

Miami, FL 33166

ITEM 2.

(a)

The names of the persons (the “Reporting Persons”) filing this Statement (this "Statement") are David Sandberg, the controlling member of Red Oak Partners, LLC, a Florida limited liability company ("Red Oak Partners"), which serves as the general partner of The Red Oak Fund, LP (the "Red Oak Fund"), a Delaware limited partnership, and The Red Oak Long Fund, LP (the “Red Oak Long Fund”), a Delaware limited partnership (“Red Oak Fund” together with "Red Oak Long Fund", the "Funds"). The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. Each of the Reporting Persons hereto disclaims beneficial ownership with respect to any shares other than the shares owned directly by such filer.

(b)  The principal office or business address of the Red Oak Fund, Red Oak Long Fund, Red Oak Partners, and David Sandberg is 95 S. Federal Hwy, Suite 201, Boca Raton, FL 33432.

(c) David Sandberg is a citizen of the United States.

(d) This Statement relates to Common Stock, par value $0.001, of the Issuer.

(e) The CUSIP Number of the Shares of the Issuer is 37960G401.

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J)
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

Red Oak Partners may be deemed to beneficially own 2,182,553 shares of Common Stock which includes: 1,324,037 shares of Common Stock that Red Oak Fund may be deemed to beneficially own and 858,516 shares of Common Stock that Red Oak Long Fund may be deemed to beneficially own.

Mr. Sandberg, as the managing member of Red Oak Partners may be deemed to beneficially own the 2,182,553 shares of Common Stock beneficially owned by Red Oak Partners through the Funds.

(b)

Percent of class:

With respect to David Sandberg and Red Oak Partners, 6.3% of Common Stock.  With respect to the Red Oak Fund, 3.8% of Common Stock.  With respect to the Red Oak Long Fund, 2.5% of Common Stock.

(c) Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

With respect to David Sandberg and Red Oak Partners, LLC, 2,182,553 shares of Common Stock.

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

With respect to David Sandberg and Red Oak Partners, LLC, 2,182,553 shares of Common Stock.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE     SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

(a) Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2023

By:

/s/ David Sandberg

Name:

David Sandberg

RED OAK PARTNERS, LLC

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK LONG FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member